UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	001-41686

Peakstone Realty Trust
(Peakstone Realty Trust, Inc. as successor-by-conversion to Peakstone Realty Trust)

225 Liberty St, FL 8, New York, NY 10281-1048 (212) 417-7000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, $0.001 par value per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 2*.

* On May 6, 2026, Peakstone Realty Trust, Inc., a Maryland corporation (as successor-by-conversion to, and formerly known as, Peakstone Realty Trust, a Maryland real estate investment trust) (the “Company”), completed the transactions contemplated by the Agreement and Plan of Merger, dated as of February 2, 2026 (the “Merger Agreement”), by and among BSREP V Neon Pooling REIT L.P., BSREP V Neon Pooling Non-REIT L.P. and BSREP V Brookfield Neon Sub L.P., each a Delaware limited partnership (collectively, “Parent”), Neon REIT Merger Sub LLC, a Delaware limited liability company and a subsidiary of Parent (“REIT Merger Sub”), Neon OP Merger Sub LLC, a Delaware limited liability company and a subsidiary of Parent (“Operating Merger Sub”), the Company, and PKST OP, L.P., a Delaware limited partnership and a majority owned subsidiary of the Company (the “Operating Partnership”). Pursuant to the Merger Agreement, at the closing of the transactions, (i) Operating Merger Sub merged with and into the Operating Partnership, with the Operating Partnership surviving the merger (the “Surviving Partnership” and such merger, the “Partnership Merger”), and (ii) immediately following the consummation of the Partnership Merger, REIT Merger Sub merged with and into the Company, with the Company surviving the merger (the “Surviving Entity” and such merger, together with the Partnership Merger, the “Mergers”). As a result of the Mergers, Parent (or subsidiaries thereof) became the sole common shareholders of the Surviving Entity, and the Surviving Partnership became wholly owned by Parent and the Surviving Entity (or subsidiaries thereof). On May 6, 2026, following the closing of the Mergers, the Company converted to a Maryland corporation and became known as Peakstone Realty Trust, Inc.

[SIGNATURE PAGE FOLLOWS]

Pursuant to the requirements of the Securities Exchange Act of 1934, Peakstone Realty Trust, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 6, 2026	Peakstone Realty Trust, Inc. (as successor-by-conversion to Peakstone Realty Trust)

	By:	/s/ Gautam Huded
Name: Gautam Huded
Title: President